Filed Pursuant to Rule 424(b)(3)
Registration No. 333-254836

PROSPECTUS SUPPLEMENT NO. 6

To Prospectus dated May 12, 2021

BUTTERFLY NETWORK, INC.

Up to 128,740,887 Shares of Class A Common Stock

Up to 26,426,937 Shares of Class B Common Stock

Up to 6,853,333 Warrants

This prospectus supplement no. 6 supplements the prospectus dated May 12, 2021 (the “Prospectus”) relating to the issuance by us of up to an aggregate of 20,653,333 shares of our Class A common stock, par value $0.0001 per share (“Class A common stock”), which consists of (i) up to 6,853,333 shares of Class A common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement in connection with the initial public offering of our predecessor company, Longview Acquisition Corp., a Delaware corporation (“Longview”), at an exercise price of $11.50 per share of Class A common stock, and (ii) up to 13,800,000 shares of Class A common stock that are issuable upon the exercise of 13,800,000 warrants issued in connection with the initial public offering of Longview (the “Public Warrants,” and together with the Private Placement Warrants, the “Warrants”).

The Prospectus and prospectus supplements also relate to the resale from time to time by the Selling Securityholders named in the Prospectus (the “Selling Securityholders”) of up to (i) 6,853,333 Private Placement Warrants, (ii) 6,853,333 shares of Class A common stock that may be issued upon exercise of the Private Placement Warrants, (iii) 10,350,000 shares of Class A common stock held by Longview’s sponsor, Longview Investors LLC (the “Sponsor”) and certain of its transferees (the “Founder Shares”), (iv) 17,500,000 shares of Class A common issued in the PIPE Financing (as defined below), (v) 80,237,554 shares of Class A common stock issued to our directors, officers and affiliates and the directors, officers and affiliates of Legacy Butterfly (as defined below) pursuant to the Business Combination Agreement (as defined below), including shares of Class A common stock that may be issued upon the exercise of stock options (the “Options”) and the vesting of restricted stock units or upon the conversion of Class B common stock, par value $0.0001 per share (“Class B common stock”), and (vi) 26,426,937 shares of Class B common stock issued pursuant to the Business Combination Agreement.

The Prospectus provides you with a general description of such securities and the general manner in which we and the Selling Securityholders may offer or sell the securities. More specific terms of any securities that we and the Selling Securityholders may offer or sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the securities being offered and the terms of the offering. The prospectus supplement may also add, update or change information contained in the Prospectus.

We will not receive any proceeds from the sale of shares of Class A common stock, shares of Class B common stock or Private Placement Warrants by the Selling Securityholders or of shares of Class A common stock by us pursuant to the Prospectus, except with respect to amounts received by us upon exercise of the Warrants or the Options. However, we will pay the expenses, other than any underwriting discounts and commissions, associated with the sale of securities pursuant to the Prospectus.

We registered the securities for resale pursuant to the Selling Securityholders’ registration rights under certain agreements between us and the Selling Securityholders. Our registration of the securities covered by the Prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by the Prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares or Warrants in the section entitled “Plan of Distribution” in the Prospectus.

This prospectus supplement incorporates into the Prospectus the information contained in our attached current report on Form 8-K, which was filed with the Securities and Exchange Commission on September 10, 2021.

You should read this prospectus supplement in conjunction with the Prospectus, including any supplements and amendments thereto. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in the prospectus supplement supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements and amendments thereto.

Our Class A common stock and Public Warrants are listed on the NYSE under the symbols “BFLY” and “BFLY WS,” respectively. On September 9, 2021, the closing price of our Class A common stock was $12.55 and the closing price for our Public Warrants was $3.77.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and in the other documents that are incorporated by reference in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement of the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 10, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2021

BUTTERFLY NETWORK, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39292	84-4618156
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

530 Old Whitfield Street Guilford, Connecticut	06437
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (203) 689-5650

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	BFLY	The New York Stock Exchange
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50 per share	BFLY WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company      ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Erica Schwartz, MD, JD, MPH to the Board of Directors

On September 8, 2021, the Board of Directors (the “Board”) of Butterfly Network, Inc. (the “Company”) appointed Erica Schwartz, MD, JD, MPH to the Board, effective as of the same date. The Board also appointed Dr. Schwartz to serve on the newly established Technology Committee of the Board (as described below). Dr. Schwartz will serve for a term to continue until the Company’s next annual meeting of stockholders. In connection with Dr. Schwartz’s election to the Board, the Board also approved an increase in the size of the Board from eight members to nine members.

Dr. Schwartz, age 49, served as the Deputy Surgeon General for the U.S. Department of Health and Human Services from March 2019 to April 2021, where she led the country’s public health deployment in response to the COVID-19 pandemic. Prior to her role as the Deputy Surgeon General, Dr. Schwartz spent 24 years in the uniformed service, during which time she was promoted through the ranks to Rear Admiral of the U.S. Coast Guard, where she served as the Chief Medical Officer and Director of Health, Safety, and Work Life from 2015 to 2019. Previously, Dr. Schwartz served as the U.S. Coast Guard’s Chief of Health Services from 2013 to 2015 and Preventive Medicine Chief from 2005 to 2013. Dr. Schwartz has served on the board of directors of Aveanna Healthcare Holdings Inc. (Nasdaq: AVAH), a provider of a broad range of pediatric and adult healthcare services, since May 2021. Dr. Schwartz is trained and board certified in Preventive Medicine. She received a Bachelor of Science degree in Biomedical Engineering from Brown University, an Medical Doctorate from Brown University School of Medicine, a Master of Public Health degree with a dual concentration in health services administration and occupational and environmental medicine from the Uniformed Services University of the Health Sciences, and a Juris Doctorate from the University of Maryland School of Law. Dr. Schwartz’s qualifications to serve on the Board include her extensive leadership experience in healthcare and her background in medicine, biomedical engineering and law.

The Board has affirmatively determined that Dr. Schwartz is an independent director pursuant to the New York Stock Exchange listing standards. There are no arrangements or understandings between Dr. Schwartz and any other person pursuant to which Dr. Schwartz was appointed as a director. There are no transactions to which the Company is a party and in which Dr. Schwartz has a material interest that are required to be disclosed under Item 404(a) of Regulation S-K. Dr. Schwartz has not previously held any positions with the Company and has no family relations with any directors or executive officers of the Company.

Dr. Schwartz will be entitled to the standard compensation paid by the Company to all of its nonemployee directors under the Company’s Amended and Restated Nonemployee Director Compensation Policy (as described below and pro-rated as applicable to reflect the actual time Dr. Schwartz will serve on the Board for the year).

Dr. Schwartz has also entered into an indemnification agreement in the form the Company has entered into with its other nonemployee directors, which form is filed as Exhibit 10.17 to the Company’s Current Report on Form 8-K, filed by the Company on February 16, 2021 and is incorporated herein by reference.

A copy of the press release announcing Dr. Schwartz’s appointment to the Board is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Technology Committee

On September 8, 2021, the Board authorized and established the Technology Committee of the Board (the “Technology Committee”) to oversee science and technology matters of the Company. The Board appointed Jonathan M. Rothberg, Ph.D., Elazer Edelman, M.D., Ph.D. and Dr. Schwartz to serve as members of the Technology Committee, and appointed Dr. Edelman to serve as Chair of the Technology Committee.

Amended and Restated Nonemployee Director Compensation Policy

On September 8, 2021, the Board approved the Amended and Restated Nonemployee Director Compensation Policy, which amends the Company’s Nonemployee Director Compensation Policy to add the annual cash retainers for service as a member or chair of the Technology Committee. Pursuant to the Amended and Restated Nonemployee Director Compensation Policy, the annual cash retainer for service as a member of the Technology Committee is $7,500 and the annual cash retainer for service as chair of the Technology Committee is $15,000. These fees are payable in arrears in quarterly installments as soon as practicable following the last business day of each fiscal quarter, provided that the amount of such payment will be prorated for any portion of such quarter that a director is not serving on the Board, on such committee or in such position.

The foregoing description of the Amended and Restated Nonemployee Director Compensation Policy is not complete and is subject to and qualified in its entirety by reference to the Amended and Restated Nonemployee Director Compensation Policy, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1	Amended and Restated Nonemployee Director Compensation Policy
99.1	Press Release dated September 9, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUTTERFLY NETWORK, INC.

By:	/s/ Todd M. Fruchterman, M.D., Ph.D.
Name:	Todd M. Fruchterman, M.D., Ph.D.
Title:	President and Chief Executive Officer

Date: September 10, 2021

Exhibit 10.1

BUTTERFLY NETWORK, INC.

AMENDED AND RESTATED NONEMPLOYEE DIRECTOR COMPENSATION POLICY

(Adopted September 8, 2021)

The Board of Directors of Butterfly Network, Inc. (the “Company”) has approved the following Amended and Restated Nonemployee Director Compensation Policy (this “Policy”) to provide an inducement to obtain and retain the services of qualified persons to serve as members of the Company’s Board of Directors. The Policy establishes compensation to be paid to nonemployee directors of the Company.

Applicable Persons

This Policy shall apply to each director of the Company who is not an employee of the Company or any Affiliate (each, an “Outside Director”). “Affiliate” shall mean an entity which is a direct or indirect parent or subsidiary of the Company, as determined pursuant to Section 424 of the Internal Revenue Code of 1986, as amended.

Compensation

A.       Equity Grants

1.       Annual Grants

Each Outside Director shall be granted, automatically and without any action on the part of the Board of Directors, under the Company’s Amended and Restated 2020 Equity Incentive Plan or a successor plan (the “Equity Plan”), a number of non-qualified stock options (“Options”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Common Stock”) having an aggregate grant date fair value of $150,000, valued based on a Black-Scholes valuation method (rounded down to the nearest whole share), each year on the first business day after the Company’s annual meeting of stockholders (the “Annual Grant”); provided, however, that if there has been no annual meeting of stockholders held by the first business day of the third fiscal quarter, each Outside Director shall be granted, automatically and without any action on the part of the Board of Directors, such Annual Grant on the first business day of the third fiscal quarter of such year.

2.       Initial Grants for Newly Appointed or Elected Directors

Each new Outside Director shall be granted, automatically and without any action on the part of the Board of Directors, under the Equity Plan, a number of restricted stock units (“RSUs”) (each RSU relating to one share of Common Stock, having an aggregate fair market value equal to $300,000, determined by dividing (A) $300,000 by (B) the closing price of the Common Stock on the New York Stock Exchange on the date of the grant (rounded down to the nearest whole share), on the first business day after the date that the Outside Director is first appointed or elected to the Board of Directors (the “Initial Grant” and, together with the Annual Grants, the “Outside Director Grants”).

3.       Terms of Outside Director Grants

Unless otherwise specified by the Board of Directors or the Compensation Committee at the time of grant, each Outside Director Grant shall: (i) vest, in the case of (A) an Annual Grant, at the end of the “Directors’ Compensation Year,” which shall be defined as the period beginning on the date of each regular Annual Stockholders Meeting (or the first business day of the third fiscal quarter, as applicable) and ending on the date of the next regular Annual Stockholders Meeting, subject to the Outside Director’s continued service on the Board of Directors through the applicable Directors’ Compensation Year, and (B) an Initial Grant, in equal annual installments over three years from the date of the grant, subject to the Outside Director’s continued service on the Board of Directors on the applicable vesting dates; and (ii) be granted under the Company’s standard form of agreement unless on or prior to the date of grant the Board of Directors or the Compensation Committee shall determine that other terms or conditions shall be applicable.

B.        Cash Fees

1.	Annual Cash Fees

Each Outside Director will receive an annual cash retainer fee in the amount of $50,000, and the following additional annual cash fees shall be paid to the Outside Directors serving on the Audit Committee, Compensation Committee, Nominating and Governance Committee and Technology Committee, as applicable (collectively, the “Annual Fees”).

Committee of Board of Directors	Annual Retainer Amount for Chair	Annual Retainer Amount for Other Members
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,500
Nominating and Governance Committee	$10,000	$5,000
Technology Committee	$15,000	$7,500

2.	Payment Terms for All Cash Fees

Annual Fees payable to Outside Directors shall be paid quarterly in arrears as soon as practicable following the last business day of each fiscal quarter.

Following an Outside Director’s first election or appointment to the Board of Directors, such Outside Director shall receive his or her cash compensation prorated during the first fiscal quarter in which he or she was initially appointed or elected for the number of days during which he or she provides service. If an Outside Director dies, resigns or is removed during any quarter, he or she shall be entitled to a cash payment on a prorated basis through his or her last day of service that shall be paid as soon as practicable following the last business day of the fiscal quarter.

Expenses

Upon presentation of documentation of such expenses reasonably satisfactory to the Company, each Outside Director shall be reimbursed for his or her reasonable out-of-pocket business expenses incurred in connection with attending meetings of the Board of Directors and Committees thereof or in connection with other business related to the Board of Directors. Each Outside Director shall abide by the Company’s travel and other expense policies applicable to Company personnel.

Amendments

The Compensation Committee or the Board of Directors shall review this Policy from time to time to assess whether any amendments in the type and amount of compensation provided herein should be adjusted in order to fulfill the objectives of this Policy.

Exhibit 99.1

Butterfly Network Announces Key Appointments to the Board and Management

Dr. Erica Schwartz joins Butterfly’s Board of Directors

Troy Quander joins Butterfly as Senior Vice President, Regulatory and Quality

GUILFORD, Conn. & NEW YORK, September 9, 2021 -- Butterfly Network, Inc. (NYSE: BFLY) ("Butterfly"), an innovative digital health company that is working to democratize medical imaging and contribute to the aspiration of global health equity, today announced the expansion of its Board of Directors to nine directors through the appointment of Dr. Erica Schwartz and the addition of Troy Quander to the leadership team as Senior Vice President, Regulatory and Quality. These appointments continue to strengthen the technical foundation of the company to ensure that it can effectively execute its mission of democratizing medical imaging and advancing clinical practice around the globe.

“Dr. Schwartz will add depth and capability to the Board of Directors with her experience managing healthcare organizations, coupled with her background in medicine, biomedical engineering and law,” said Dr. Todd Fruchterman. Her addition to our Board will be particularly valuable, in areas of clinical applications, technology development, and strategy.”

Dr. Schwartz brings a breadth of healthcare management and public health experience to the Butterfly Board of Directors. She served as the Deputy Surgeon General for the U.S. Department of Health and Human Services from March 2019 to April 2021, where she led the country’s public health deployment in response to the COVID-19 pandemic. Prior to her role as the Deputy Surgeon General, Dr. Schwartz spent 24 years in the uniformed service, during which time she was promoted through the ranks to Rear Admiral of the U.S. Coast Guard, where she served as the Chief Medical Officer and Director of Health, Safety, and Work Life from 2015 to 2019. Previously, Dr. Schwartz served as the U.S. Coast Guard’s Chief of Health Services from 2013 to 2015 and Preventive Medicine Chief from 2005 to 2013. Dr. Schwartz has served on the Board of Directors of Aveanna Healthcare Holdings Inc. (Nasdaq: AVAH), a provider of a broad range of pediatric and adult healthcare services, since May 2021.

Dr. Schwartz is trained, and board certified in preventive medicine. She received a Bachelor of Science degree in Biomedical Engineering from Brown University, a Medical Doctorate from Brown University School of Medicine, a Master of Public Health degree with a dual concentration in health services administration and occupational and environmental medicine from the Uniformed Services University of the Health Sciences, and a Juris Doctorate from the University of Maryland School of Law.

Dr. Schwartz will serve on the newly formed Board Technology Committee, along with Dr. Rothberg and Dr. Edelman, providing oversight of the role of technology in executing Butterfly’s strategy and supporting business and operational requirements.

“Butterfly is a leader in medical imaging and well positioned to drive changes in clinical practice with differentiated technology and solutions,” Dr. Schwartz said. “I am honored to join the Butterfly Board of Directors to be a part of its mission to transform care all around the world.”

In addition, Butterfly announces the appointment of Troy Quander as Senior Vice President, Regulatory and Quality for Butterfly effective September 13, 2021. In this newly created executive position, Troy will lead the combined regulatory, quality, and post market surveillance teams supporting the future strategy to meet the demands of the company’s scaling business. Troy will report to Dr. Todd Fruchterman, President and CEO of Butterfly Network, Inc. and will be a member of the Butterfly’s Executive Leadership Team.

“Regulatory and quality are critical capabilities pivotal to Butterfly’s success in advancing care delivery through the use of ultrasound information,” said Dr. Todd Fruchterman. “We are very excited to bring on a seasoned leader like Troy with the breadth and depth of experience that will help us bring additional innovative solutions to market in a timely fashion."

Troy is a regulatory professional with over 25 years of Food and Drug Administration (FDA) and industry experience with a focus on regulatory affairs, regulatory compliance, and quality. He joins Butterfly from Olympus, where he was the Vice President of Regulatory Affairs, and responsible for global regulatory strategy development and execution for the medical device business segment. Prior to Olympus, Troy held key leadership roles for regulatory affairs and quality for Roche Diagnostics. In addition, he held previous leadership roles of increasing responsibility at Becton Dickinson, OraSure Technologies, Johnson & Johnson, and bioMerieux. Troy spent part of his career with the FDA’s Center for Biologics Evaluation and Research, as a product reviewer and product specialist for Team Biologics, where he performed submission reviews of in vitro diagnostics and conducted facility inspections. He holds a bachelor’s degree in Biology from Lincoln University.

"I am thrilled to join the Butterfly team. It is an inspiring company with an innovative, high-growth vision. I look forward to working with Todd and the Butterfly team to shape our future in a manner that is compliant and adheres to the evolving regulations of the medical device industry,” said Mr. Quander.

At this exciting time in the company’s journey, Butterfly welcomes Dr. Schwartz and Mr. Quander to a passionate team committed to its mission, vision, and technology.

About Butterfly Network, Inc.

Founded by Dr. Jonathan Rothberg in 2011 and recently listed on the NYSE through a merger with Longview Acquisition Corp, Butterfly created the world's first handheld, single probe whole-body ultrasound system, Butterfly iQ. Butterfly’s mission is to enable universal access to superior medical imaging, making high-quality ultrasound affordable, easy-to-use, globally accessible, and intelligently connected, including for the 4.7 billion people around the world lacking access to ultrasound. Through its proprietary Ultrasound-on-Chip™ technology, Butterfly is paving the way for earlier detection and remote management of health conditions around the world. The Butterfly iQ can be purchased online today by healthcare practitioners in the United States, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance and development of products and services. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the impact of COVID-19 on the Company’s business; the ability to recognize the anticipated benefits of the business combination; the Company’s ability to grow and manage growth profitably; the success, cost and timing of the Company’s product and service development activities; the potential attributes and benefits of the Company’s products and services; the Company’s ability to obtain and maintain regulatory approval for its products, and any related restrictions and limitations of any approved product; the Company’s ability to identify, in-license or acquire additional technology; the Company’s ability to maintain its existing license, manufacture, supply and distribution agreements; the Company’s ability to compete with other companies currently marketing or engaged in the development of products and services that the Company is currently marketing or developing; changes in applicable laws or regulations; the size and growth potential of the markets for the Company’s products and services, and its ability to serve those markets, either alone or in partnership with others; the pricing of the Company’s products and services and reimbursement for medical procedures conducted using its products and services; the Company’s estimates regarding expenses, revenue, capital requirements and needs for additional financing; the Company’s financial performance; the Company’s ability to raise financing in the future; and other risks and uncertainties indicated from time to time in the Company’s filings with the Securities and Exchange Commission. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions you not to place undue reliance upon any forward-looking statements, which speak only as of the date of this press release. The Company does not undertake or accept any obligation or undertake to release publicly any updates or revisions to any forward-looking statements to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

Contact:

Investors
Agnes Lee
650-677-9138
alee@butterflynetwork.com

Media
media@butterflynetwork.com